Filed by GOWell Energy Technology

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GOWell Technology Limited

Commission File No.: 333-294547-01

GOWell to Host Investor & Analyst Webinar on April 14, 2026

SINGAPORE and NEW YORK, March 31, 2026 – GOWell Technology Limited (“GOWell” or the “Company”), a global one-stop-shop for innovative well logging solutions in the energy sector, will host an Investor & Analyst Webinar on Tuesday, April 14, 2026 at 10:00 a.m. ET. The webinar will include a formal presentation and Q&A session with management. The Company previously announced that it had entered into a Business Combination Agreement with Inflection Point Acquisition Corp. V (Nasdaq: IPEX) (“IPEX”), on October 14, 2025.

To register for this webinar, please use the registration link found here. Additionally, for those unable to listen to the live webcast, a recording will be available following the live event on GOWell’s website at www.gowell.energy.

This webinar will include commentary from the GOWell management team, with discussions focused on company structure, strategy and outlook.

Upon the closing of the transaction between GOWell and IPEX (the “Business Combination”), the combined company will be named GOWell Energy Technology and is expected to be listed on the Nasdaq under the ticker symbol “GOW”, subject to satisfaction of listing requirements. The Business Combination is expected to close in the first half of 2026, subject to customary closing conditions, including regulatory and stockholder approvals.

About GOWell Technology Limited

GOWell Technology Limited is an international company that provides a wide range of innovative well logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States and UAE in addition to regional operations in more than 50 countries.

For more information about GOWell Technology Limited, visit www.gowell.energy.

Additional Information and Where to Find It

In connection with the Business Combination, IPEX and GOWell have prepared and filed with the Securities and Exchange Commission (“SEC”) a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Business Combination and the other matters set forth in the registration statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus relating to the Business Combination and will be contained in the definitive proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact:

Investor Relations Contact:

Gateway Group
Cody Slach, Georg Venturatos
949-574-3860
GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group
Zach Kadletz, Ryan Deloney
949-574-3860
GOWell@gateway-grp.com